UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 14)*

Quaker Chemical Corporation

(Name of Issuer)

Common Stock, par value $1.00

(Title of Class of Securities)

747316107

(CUSIP Number)

Gulf Hungary Holding Korlátolt Felelősségű Társaság

and

QH Hungary Holdings Limited

BAH Center

2 Furj Street

1124 Budapest, Hungary

Attention: Judit Rozsa

Telephone: +36-20/940-2900

with a copy to:

Reb D. Wheeler, Esq.

Mayer Brown LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 506-2414

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 9, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 747316107

1.	Name of Reporting Person Gulf Hungary Holding Korlátolt Felel&odblac;sség&udblac; Társaság
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Hungary

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 37,186(1)
	8.	Shared Voting Power: 3,942,377(2)
	9.	Sole Dispositive Power: 37,186(1)
	10.	Shared Dispositive Power: 3,942,377(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,979,563(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 22.2%(3)
14.	Type of Reporting Person (See Instructions): OO

(1) Consists of 37,186 shares of Common Stock of the Issuer (“Shares”) beneficially owned by Gulf Hungary Holding Korlátolt Felelősségű Társaság (a “Reporting Person” or “Gulf Hungary”), all of which are held in the name of Citibank N.A. pursuant to an Escrow Agreement (as defined in the Original Schedule 13D, as defined below) in order to secure the Reporting Person’s indemnification obligations under the Share Purchase Agreement (as defined in the Original Schedule 13D).

(2) Consists of 3,942,377 Shares beneficially owned by Gulf Hungary’s wholly-owned subsidiary QH Hungary Holdings Limited (also a “Reporting Person” or “QH Hungary”), of which:

•	2,886,897 Shares are pledged to and registered in the name of Citigroup Global Markets Inc., as custodian for the benefit of QH Hungary (in such capacity, the “Margin Loan Custodian”) pursuant to a Pledge and Security Agreement (as defined in the Original Schedule 13D) to secure QH Hungary's obligations under a Margin Loan (as defined in the Original Schedule 13D);

•	633,378 Shares are pledged to Citibank N.A. (“Citibank”) and held at Citigroup Global Markets Inc. (the “Citi PVF Custodian”) pursuant to the Pledge and Security Agreement, dated as of May 19, 2020, between QH Hungary and Citibank, as secured party (the “Citi PVF Security Agreement”) to secure QH Hungary's obligations under a Master Terms and Conditions for Prepaid Variable Share Forward Transactions, dated May 19, 2020 (the “Citi Master Confirmation”), between QH Hungary and Citibank, as amended and supplemented by Supplemental Confirmation, dated May 19, 2020 and amended on November 24, 2021 (the “First Citi Supplemental Confirmation”), Supplemental Confirmation No. 2, dated May 26, 2020 and amended on March 9, 2021 and November 24, 2021 (the “Second Citi Supplemental Confirmation”), Supplemental Confirmation No. 3, dated August 27, 2020 (the “Third Citi Supplemental Confirmation”), Supplemental Confirmation No. 4, dated March 9, 2021 and amended on November 24, 2021 (the “Fourth Citi Supplemental Confirmation”) and Supplemental Confirmation No. 5, dated March 9, 2021 (the “Fifth Citi Supplemental Confirmation”), as described in Item 6 below.

•	207,938 Shares are pledged to Royal Bank of Canada (“RBC”) and held at RBC Capital Markets LLC (the “RBC PVF Custodian”) pursuant to the Pledge and Security Agreement, dated as of May 26, 2020, between QH Hungary and RBC, as secured party (the “RBC PVF Security Agreement”) to secure QH Hungary's obligations under a Master Terms and Conditions for Prepaid Variable Share Forward Transactions, dated May 26, 2020 (the “RBC Master Confirmation”), between QH Hungary and RBC, as amended and supplemented by Supplemental Confirmation, dated May 26, 2020 and amended on March 9, 2021 and November 24, 2021 (the “First RBC Supplemental Confirmation”), Supplemental Confirmation No. 2, dated March 9, 2021 and amended on November 24, 2021 (the “Second RBC Supplemental Confirmation”) and Supplemental Confirmation No. 3, dated March 9, 2021 (the “Third RBC Supplemental Confirmation”), and Amended and Restated Supplemental Confirmation No. 4, dated November 24, 2021 (the “Fourth RBC Supplemental Confirmation”), as described in Item 6 below.

•	150,296 Shares are pledged to JPMorgan Chase Bank, National Association (“JPMorgan”) and held at the Citi PVF Custodian pursuant to the Pledge and Security Agreement, dated as of August 27, 2020, between QH Hungary and JPMorgan, as secured party (the “JPMorgan PVF Security Agreement”) to secure QH Hungary's obligations under a Master Terms and Conditions for Prepaid Variable Share Forward Transactions, dated August 27, 2020 (the “JPMorgan Master Confirmation”), between QH Hungary and JPMorgan, as amended and supplemented by Supplemental Confirmation, dated August 27, 2020 (the “First JPM Supplemental Confirmation”) and Supplemental Confirmation No. 3, dated March 9, 2021 (the “Third JPM Supplemental Confirmation”), as described in Item 6 below.

•	63,868 Shares are held by QH Hungary.

(3) Based upon 17,929,045 shares of Common Stock outstanding as of July 31, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2022, as filed with the Securities and Exchange Commission on August 4, 2022.

CUSIP No. 747316107

1.	Name of Reporting Person QH Hungary Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Hungary
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 37,186(1)
	8.	Shared Voting Power: 3,942,377(2)
	9.	Sole Dispositive Power: 37,186(1)
	10.	Shared Dispositive Power: 3,942,377(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,979,563(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 22.2%(3)
14.	Type of Reporting Person (See Instructions): OO

(1) Consists of 3,942,377 Shares beneficially owned by QH Hungary, of which:

•	2,886,897 Shares are pledged to and registered in the name of the Margin Loan Custodian pursuant to a Pledge and Security Agreement to secure QH Hungary's obligations under a Margin Loan;

•	633,378 Shares are pledged to Citibank and held at the Citi PVF Custodian pursuant to the Citi PVF Security Agreement to secure QH Hungary's obligations under the Citi Master Confirmation, as amended and supplemented from time to time by supplemental confirmations thereto, including the First Citi Supplemental Confirmation, Second Citi Supplemental Confirmation, Third Citi Supplemental Confirmation, Fourth Citi Supplemental Confirmation and the Fifth Citi Supplemental Confirmation, as described above and in Item 6 below.

•	207,938 Shares are pledged to RBC and held at the RBC PVF Custodian pursuant to the RBC PVF Security Agreement to secure QH Hungary's obligations under the RBC Master Confirmation, as amended and supplemented from time to time by supplemental confirmations thereto, including the First RBC Supplemental Confirmation, Second RBC Supplemental Confirmation, the Third RBC Supplemental Confirmation and the Fourth RBC Supplemental Confirmation, as described above and in Item 6 below.

•	150,296 Shares are pledged to JPMorgan and held at the Citi PVF Custodian pursuant to the JPMorgan PVF Security Agreement to secure QH Hungary's obligations under the JPMorgan Master Confirmation, as amended and supplemented from time to time by supplemental confirmations thereto, including the First JPM Supplemental Confirmation and the Third JPM Supplemental Confirmation as described above and in Item 6 below.

•	63,868 Shares are held by QH Hungary.

(2) Based upon 17,929,045 shares of Common Stock outstanding as of July 31, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2022, as filed with the Securities and Exchange Commission on August 4, 2022.

SCHEDULE 13D/A

Introductory Note

This Amendment No. 14 to Schedule 13D (this “Amendment No. 14”) amends and supplements the statement on Schedule 13D filed on August 9, 2019, as amended by Amendment No. 1 filed on April 9, 2020, Amendment No. 2 filed on May 21, 2020, Amendment No. 3 filed on May 28, 2020, Amendment No. 4 filed on August 31, 2020, Amendment No. 5 filed on March 11, 2021, Amendment No. 6 filed on May 26, 2022, Amendment No. 7 filed on July 13, 2022, Amendment No. 8 filed on July 18, 2022, Amendment No. 9 filed on July 21, 2022, Amendment No. 10 filed on July 26, 2022, Amendment No. 11 filed on July 29, 2022, Amendment No. 12 filed on August 3, 2022 and Amendment No. 13 filed on August 8, 2022 (together, the “Original Schedule 13D”) with the Securities and Exchange Commission (the “SEC”).

This Amendment No. 14 is being filed in relation to the settlement of a portion of existing and previously reported prepaid variable share forward transactions with Citibank, RBC and JPMorgan, by QH Hungary (the “Partial Settlement”).

After the Partial Settlement, QH Hungary remained the direct beneficial owner of a total of 3,942,377 Shares and Gulf Hungary remained the indirect beneficial owner of the same 3,942,377 Shares. Gulf Hungary continues to be the direct beneficial owner of a separate 37,186 Shares. All 3,942,377 Shares directly owned by QH Hungary remain subject to the Shareholder Agreement (as defined in the Original Schedule 13D) to which QH Hungary also became a party by executing a joinder thereto.

This Amendment No. 14 is filed jointly by the Reporting Persons. All disclosure for items contained in the Original Schedule 13D is incorporated herein by reference, subject to the amended and additional information provided for such item in this Amendment No. 14. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Original Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following:

This Amendment No. 14 relates to the Partial Settlement, the purpose of which is to settle a portion of existing and previously reported prepaid variable share forward transactions with Citibank, RBC and JPMorgan by delivering shares of Common Stock, to Citibank, RBC and JPMorgan.

On August 9, 2022, August 10 and August 11, QH Hungary settled a portion of existing and previously reported prepaid variable share forward transactions with Citibank, RBC and JPMorgan (each, a “PVF Counter Party”) by delivering (i) 6,205 shares of Common Stock to Citibank on each of such dates, (ii) 4,347 shares of Common Stock to RBC on each of such dates and (iii) 1,716 shares of Common Stock to JPMorgan on each of such dates (delivering an aggregate of 36,804 shares of Common Stock during such three-day period), in order to settle its obligations under the previously reported prepaid variable share forward transactions with each of the respective PVF Counter Parties as of such dates. These shares represented a portion of the total shares underlying the previously reported prepaid variable share forward transactions with Citibank, RBC and JPMorgan.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) – (b) The information contained on the cover pages to this Amendment No. 14 is incorporated herein by reference. The Shares reported on this Amendment No. 14 are held by the Reporting Persons. QH Hungary is a wholly-owned subsidiary of Gulf Hungary, which is owned by Gulf Houghton, which is a subsidiary of Gulf Oil International. Gulf Oil International is owned by Amas Holding SPF (“Amas Holding”), a private wealth holding company, which in turn is beneficially owned by multiple members of the Hinduja family, with no single individual having a beneficial interest in Amas Holding of 5% or more. Based upon 17,929,045 shares of Common Stock outstanding as of July 31, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2022, as filed with the Securities and Exchange Commission on August 4, 2022, the Shares owned by the Reporting Persons constitutes approximately 22.2% of the issued and outstanding Common Stock of the Issuer.

Except for the Shares owned by the Reporting Persons, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons listed in Item 2(a)-(c) hereto beneficially owns any other securities of the Issuer.

(c) Except as described in Item 3, Item 4 and Item 6, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed in Item 2(a)-(c), have effected any transactions in the Common Stock during the past 60 days.

(d) Except as described in Item 3, Item 4 and Item 6, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Amendment No. 14.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended to add the following:

The information contained in Item 3 and 4 of the Original Schedule 13D, as amended by this Amendment No. 14, is hereby incorporated by reference herein.

On August 9, 2022, August 10 and August 11, QH Hungary effected the Partial Settlement.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated August 11, 2022

GULF HUNGARY HOLDING KORLÁTOLT FELELŐSSÉGŰ TÁRSASÁG

By:	/s/ Judit Rozsa
Name: Judit Rozsa
Title: Managing Director

By:	/s/ Michael Kelleher
Name: Michael Kelleher
Title: Director

QH HUNGARY HOLDINGS LIMITED

By:	/s/ Judit Rozsa
Name: Judit Rozsa
Title: Managing Director

By:	/s/ Michael Kelleher
Name: Michael Kelleher
Title: Director